EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the consolidated financial statements of Interline Brands, Inc., a Delaware Corporation, and its subsidiaries and the effectiveness of Interline Brands Inc.’s internal control over financial reporting dated February 26, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of FASB Statement No. 123 (revised 2004), Share-Based Payment, and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109), appearing in the Annual Report on Form 10-K of Interline Brands, Inc. for the year ended December 28, 2007.

/s/Deloitte & Touche LLP

Deloitte & Touche LLP

Jacksonville, Florida

May 19, 2008